UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2010

VUANCE LTD.
(Translation of registrant’s name into English)

Sagid House “Hasharon Industrial Park”
P.O. Box 5039
Qadima 60920, ISRAEL
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Second Quarter 2010 Results

Vuance Ltd. (the “Company”), a leading provider of Radio Frequency Verification Solutions, including active radio frequency identification equipment (“Active RFID”), completed its unaudited condensed financial statements for the second quarter period ending June 30, 2010.

As reported in the Company’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission on July 23, 2010, during the quarter ended March 31, 2010, the Company and its wholly-owned subsidiary, Vuance, Inc., completed the sale of certain assets and liabilities related to the Company’s electronic access control market and Government Services Division, which included its Critical Situation Management System and Credentialing suites.  Following the divestiture, the Company has focused its sales and marketing efforts on its core competencies, which include Active RFID technology and its PureRFid Suite, and on servicing existing projects, such as the agreement with a European country to provide an end-to-end system for a national multi-ID issuing and control system.

As of September 2010, the Company has not been in compliance with that certain convertible bond in the amount of $2,500,000.00, issued on November 16, 2006, as amended from time to time thereafter.

Second Quarter 2010 Selected Unaudited Financial Results

Revenues from continuing operations for the quarter ended June 30, 2010 decreased 13% to $1.9 million compared to $2.2 million in the year-ago second quarter. The second quarter revenues from continuing operations increased compared sequentially to the $1.3 million reported for the first quarter of 2010. The year-over-year decrease was largely driven by a decrease in revenues from the European International Airport Project, which were fully recognized through December 31, 2009 and from decrease in revenues from the European country. The quarter-over-quarter increase was due to an increase in revenues from the European country.

Gross profit from continuing operations decreased 2% to $1.44 million for the second quarter compared to $1.46 million for the prior-year second quarter. Gross profit margin for the quarter was 75% compared to 66% in the second quarter of 2009, and compared sequentially to 71% in the first quarter. The changes in gross profit margins attributed to changes in the Company’s mix of revenues.

Total operating expenses from continuing operations for the second quarter of 2010 were $1.8 million, compared to $1.4 million for the first quarter of 2010 and compared to $1.9 million for the second quarter of 2009. The quarter-over-quarter increase was mainly due to an increase in sales and marketing expenses associated with the increase  in revenues.

The Company reported an operating loss from continuing operations for the second quarter of $407,000 compared sequentially to an operating loss from continuing operations of $519,000 for the first quarter of 2010 and compared to an operating loss from continuing operations of $439,000 in the year-ago second quarter.

The net loss from continuing operations for the second quarter was $552,000, or $0.10 per basic and diluted share (based on 5.7 million weighted average shares) compared to a net loss from continuing operations of  $575,000, or $0.10 per basic and diluted share (based on 5.5 million shares) in the year-ago second quarter. Sequentially, the $552,000 net loss from continuing operations for the second quarter of 2010 compares to a net loss from continuing operations of $679,000, or $0.12 per basic and diluted share, for the three months ended March 31, 2010 (based on 5.7 million weighted average shares).

The Company's unaudited condensed financial statements have been prepared on a going concern basis, which presumes the realization of assets and the settlement of liabilities in the normal course of operations.  The application of the going concern basis is dependent upon the Company having sufficient available cash resources and achieving profitable operations to generate sufficient cash flows to fund continued operations.  Should the Company fail to generate sufficient cash flows from operations, it will require additional financing to remain a going concern.  The reported unaudited condensed financial statements are in accordance with generally accepted accounting principles, or GAAP.

VUANCE LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
AT JUNE 30, 2010

	Jun-30		Dec-31
	2010	2009	2009
	Unaudited		Audited
	U.S. dollars in thousands
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	229	106	656
Restricted cash deposits	130	988	330
Trade receivables, net	891	1,441	857
Other accounts receivable and prepaid expenses	220	363	315
Inventories, net	157	905	82
Assets attributed to discontinued operations	-	-	1,996
Total current assets	1,627	3,803	4,236

SEVERANCE PAY FUND	299	253	283

PROPERTY AND EQUIPMENT, NET	133	199	157

OTHER ASSETS:
Goodwill	-	685	-
Intangible assets and deferred charges, net	-	1,268	6
Total other assets	-	1,953	6

Total assets	2,059	6,208	4,682

VUANCE LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
AT JUNE 30, 2010

	Jun-30		Dec-31
	2010	2009	2009
	Unaudited		Audited
	U.S. dollars in thousands
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES:
Short-term bank credit	-	572	-
Trade payables	820	1,301	982
Employees and payroll accruals	183	275	462
Accrued expenses and other liabilities	3,392	2,386	2,859
Convertible bonds	715	820	430
Liabilities attributed to discontinued operations	-	-	1,599
Total current liabilities	5,110	5,354	6,332

LONG-TERM LIABILITIES:
Convertible bonds	2,316	2,304	2,624
Long-term loan and others	1,961	1,425	1,693
Accrued severance pay	325	296	304
Total long-term liabilities	4,602	4,025	4,621

SHAREHOLDERS' EQUITY (DEFICIT):
Ordinary shares	89	87	89
Additional paid-in capital	41,035	40,795	41,019
Accumulated deficit	(48,777)	(44,053)	(47,379)
Total shareholders' equity (deficit)	(7,653)	(3,171)	(6,271)

Total liabilities and shareholders' equity (deficit)	2,059	6,208	4,682

VUANCE LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2010

	6 months ended		3 months ended		year ended
	Jun-30		Jun-30		Dec-31
	2010	2009	2010	2009	2009
	Unaudited		Unaudited		Audited
	U.S. dollars in thousands, except share data

REVENUES	3,215	5,152	1,922	2,218	9,304
COST OF REVENUES	853	2,070	479	753	3,365

GROSS PROFIT	2,362	3,082	1,443	1,465	5,939

OPERATING EXPENSES:
Research and development	216	435	81	225	898
Selling and marketing	2,016	2,700	1,211	1,171	5,131
General and administrative	1,056	787	558	508	1,778
Total operating expenses	3,288	3,922	1,850	1,904	7,807

OPERATING LOSS	(926)	(840)	(407)	(439)	(1,868)

FINANCIAL EXPENSES, NET	(281)	(229)	(132)	(128)	(620)

LOSS BEFORE TAXES ON INCOME	(1,207)	(1,069)	(539)	(567)	(2,488)

TAXES ON INCOME	(24)	(14)	(13)	(8)	(71)
NET LOSS FROM CONTINUING OPERATIONS	(1,231)	(1,083)	(552)	(575)	(2,559)
LOSS FROM DISCONTINUED OPERATIONS	(167)	(676)	12	(244)	(2,526)

NET LOSS FOR THE PERIOD	(1,398)	(1,759)	(540)	(819)	(5,085)

LOSS PER SHARE BASIC AND DILUTED:
Loss from continuing operations	(0.22)	(0.20)	(0.10)	(0.10)	(0.46)
Loss from discontinued operations	(0.03)	(0.13)	-	(0.08)	(0.46)
Net loss per share	(0.25)	(0.33)	(0.10)	(0.18)	(0.92)

Weighted average number of ordinary shares used in computing basic and diluted loss per share	5,724,421	5,386,092	5,724,421	5,495,539	5,511,948

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vuance Ltd. (formerly, SuperCom Ltd.)

By:	/s/ Ron Peer
Name: Ron Peer
Title: Chief Executive Officer

Date: October 22, 2010